

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 12, 2017

Wing Hong Sammy Hsieh
Chief Executive Officer
iClick Interactive Asia Group Ltd.
15/F Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

> **Re: iClick Interactive Asia Group Ltd**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form F-1**
> **Submitted September 18, 2017**
> **CIK No. 0001697818**

Dear Mr. Hsieh:

We have reviewed your amended draft registration statement and supplemental response letter dated October 3, 2017 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comment refer to our letter dated September 8, 2017.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Key Components of Results of Operations, page 95

1.   Please revise to quantify your revenue and cost of revenue under each business model during each presented period as provided in your response to prior comment 1. This information seems relevant since it clearly presents the significance of each revenue stream. Also consider disclosing the amounts of gross billings to marketers that are recorded as revenue under each of your revenue models during each presented period in order to provide better insight on your gross profit margin. For example, out of the total gross billings during the first half of 2017, your recorded revenue of $53.1 million, $3.8 million and nil under your specific-action model, cost-plus model and sales-agent model, respectively. Refer to Item 5 of Form 20-F.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Shuang Zhao, Esq.
        Cleary Gottlieb Steen & Hamilton (Hong Kong)